Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Third Quarter 2025 Unaudited Financial Results

Hangzhou, China –November 20, 2025 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights

●	Total net revenues were RMB1,628.5 million (US$228.8 million), representing a 3.6% increase from the same period in 2024.

o	Net revenues from learning services were RMB643.1 million (US$90.3 million), representing a 16.2% decrease from the same period in 2024.

o	Net revenues from smart devices were RMB245.8 million (US$34.5 million), representing a 22.1% decrease from the same period in 2024.

o	Net revenues from online marketing services were RMB739.7 million (US$103.9 million), representing a 51.1% increase from the same period in 2024.

●	Gross margin was 42.2%, compared with 50.2% for the same period in 2024.

●	Income from operations was RMB28.3 million (US$4.0 million), representing a 73.7% decrease from the same period in 2024.

●	Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders were near zero, compared with RMB0.74 for the same period of 2024. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.08 (US$0.01), compared with RMB0.76 for the same period of 2024.

“We continued to advance our AI-Native Strategy in the third quarter, strengthening our technological capabilities and translating innovation into meaningful user and business value. Building on the solid operating profit in the first half of the year, we strategically increased investments in Youdao Lingshi and our online marketing services to unlock their long-term growth potential. Youdao Lingshi expanded its customer acquisition channels, driving over 40% year-over-year growth in gross billings. Our online marketing services accelerated, with net revenues rising 51.1% year-over-year to a record RMB739.7 million, fueled by strong demand from the NetEase group and overseas markets. In addition, total sales of AI-driven subscription services also reached a new high of approximately RMB100 million in the third quarter, representing over 40% year-over-year growth, supported by ongoing upgrades to existing applications and the rollout of new ones,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Looking ahead, we will continue executing on our AI-Native Strategy, deepening the application of and innovating with our large language model, Confucius, across both our learning and advertising businesses to consistently create customer value. Financially, we remain confident in meeting our full-year targets, delivering strong year-over-year improvements in operating profit and achieving annual operating cash-flow breakeven for the first time,” Dr. Zhou concluded.

Third Quarter 2025 Financial Results

Net Revenues

Net revenues for the third quarter of 2025 were RMB1,628.5 million (US$228.8 million), representing a 3.6% increase from RMB1,572.5 million for the same period of 2024.

Net revenues from learning services were RMB643.1 million (US$90.3 million) for the third quarter of 2025, representing a 16.2% decrease from RMB767.9 million for the same period of 2024. The year-over-year decrease was mainly because we continued to take a disciplined, strategic approach to customer acquisition, which places greater emphasis on higher ROI (return on investment) engagements. We believe this strategy has enhanced the overall resilience and operational efficiency of our business, despite the short-term revenue decline.

Net revenues from smart devices were RMB245.8 million (US$34.5 million) for the third quarter of 2025, representing a 22.1% decrease from RMB315.3 million for the same period of 2024, primarily due to the declined demands of smart learning devices in the third quarter of 2025.

Net revenues from online marketing services were RMB739.7 million (US$103.9 million) for the third quarter of 2025 representing a 51.1% increase from RMB489.4 million for the same period of 2024. The year-over-year increase was mainly attributable to the increased demands from the NetEase group and overseas markets, which was driven by our continued investments in AI technology.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2025 was RMB687.9 million (US$96.6 million), representing a 12.9% decrease from RMB789.5 million for the same period of 2024. Gross margin was 42.2% for the third quarter of 2025, compared with 50.2% for the same period of 2024. The decrease was mainly due to the declined gross profit margin of online marketing services.

Gross margin for learning services was 58.5% for the third quarter of 2025, compared with 62.1% for the same period of 2024. The decrease was mainly due to the decline in economies of scale as a result of the decreased revenues from learning services.

Gross margin for smart devices increased to 50.3% for the third quarter of 2025 from 42.8% for the same period of 2024. The improvement was mainly attributable to the higher gross margin arising from the newly launched Youdao Dictionary Pen in 2025.

Gross margin for online marketing services was 25.4% for the third quarter of 2025, compared with 36.3% for the same period of 2024. The decrease was mainly attributable to our strategic expansion of our client base for advertising services. As the collaboration with new clients remains in its nascent stage, the gross margin for these clients holds potential for future improvement.

Operating Expenses

Total operating expenses for the third quarter of 2025 were RMB659.6 million (US$92.7 million), compared with RMB682.2 million for the same period of last year.

Sales and marketing expenses for the third quarter of 2025 were RMB487.7 million (US$68.5 million), representing a decrease of 6.1% from RMB519.6 million for the same period of 2024. This decrease was attributable to the reduced marketing expenditures in learning services and smart devices in the third quarter of 2025.

Research and development expenses for the third quarter of 2025 were RMB127.8 million (US$18.0 million), representing an increase of 6.9% from RMB119.6 million for the same period of 2024. The increase was primarily due to the increased headcount for research and development employees in online marketing services, leading to higher payroll-related expenses in the third quarter of 2025.

General and administrative expenses for the third quarter of 2025 were RMB44.1 million (US$6.2 million), kept flat the same period of 2024.

Income from Operations

As a result of the foregoing, income from operations for the third quarter of 2025 was RMB28.3 million (US$4.0 million), representing a 73.7% decrease from RMB107.3 million for the same period in 2024. The margin of income from operations was 1.7%, compared with 6.8% for the same period of last year.

Net Income Attributable to Youdao’s Ordinary Shareholders

Net income attributable to Youdao’s ordinary shareholders for the third quarter of 2025 was RMB0.1 million (US$0.0 million), compared with RMB86.3 million for the same period of last year. Non-GAAP net income attributable to Youdao’s ordinary shareholders for the third quarter of 2025 was RMB9.2 million (US$1.3 million), compared with RMB88.7 million for the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the third quarter of 2025 was near zero, compared with RMB0.74 for the same period of 2024. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders was RMB0.08 (US$0.01), compared with RMB0.76 for the same period of 2024.

Other Information

As of September 30, 2025, Youdao’s cash, cash equivalents, current and non-current restricted cash, and short-term investments totaled RMB557.7 million (US$78.3 million), compared with RMB662.6 million as of December 31, 2024. For the third quarter of 2025, net cash used in operating activities was RMB58.6 million (US$8.2 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan amid a changing regulatory environment, generate operating cash flows, and secure external financing for future development. To support Youdao’s future business, NetEase Group has agreed to provide financial support for ongoing operations in the next thirty-six months starting from May 2024. As of September 30, 2025, Youdao has received various forms of financial support from the NetEase Group, including, among others, RMB878.0 million in short-term loan, and US$131.1 million in long-term loans maturing on March 31, 2027 drawn from the US$300.0 million revolving loan facility.

As of September 30, 2025, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB751.1 million (US$105.5 million), compared with RMB961.0 million as of December 31, 2024.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months beginning on November 18, 2022. This amount was subsequently increased to US$40.0 million in August 2023. In November 2025, the Board approved an amendment to this Program to extend its original expiration date by one year to November 17, 2026. As of September 30, 2025, the Company had repurchased a total of approximately 7.5 million ADSs for a total consideration of approximately US$33.8 million in the open market under the share repurchase program.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 5:00 a.m. Eastern Time on Thursday, November 20, 2025 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, November 20, 2025). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll-free):	400-120-1203
Hong Kong (toll-free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	2070537

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until November 27, 2025:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	2070537

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is strategically positioned as an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals. Youdao mainly offers learning services, online marketing services and smart devices – all powered by advanced technologies. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses, impairment of long-term investments, gain from fair value change of long-term investment and adjustment for GAAP to non-GAAP reconciling item for the income/(loss) attributable to noncontrolling interests. Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1190 to US$1.00, the exchange rate on September 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of September 30,	As of September 30,
	2024	2025	2025
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	592,721	410,237	57,626
Restricted cash	3,567	2,339	329
Short-term investments	63,064	141,945	19,939
Accounts receivable, net	418,644	383,594	53,883
Inventories	174,741	146,292	20,550
Amounts due from NetEase Group	79,700	232,886	32,713
Prepayment and other current assets	154,331	167,895	23,583
Total current assets	1,486,768	1,485,188	208,623

Non-current assets:
Property, equipment and software, net	46,725	49,103	6,897
Operating lease right-of-use assets, net	68,494	40,579	5,700
Long-term investments	72,380	28,432	3,994
Goodwill	109,944	109,944	15,444
Other assets, net	30,084	22,060	3,099
Total non-current assets	327,627	250,118	35,134

Total assets	1,814,395	1,735,306	243,757

Liabilities and Shareholders' Deficit
Current liabilities:
Accounts payables	145,148	128,704	18,079
Payroll payable	264,520	159,112	22,350
Amounts due to NetEase Group	21,997	29,495	4,143
Contract liabilities	961,024	751,084	105,504
Taxes payable	37,603	50,125	7,041
Accrued liabilities and other payables	638,660	759,566	106,696
Short-term loan from NetEase Group	878,000	878,000	123,332
Total current liabilities	2,946,952	2,756,086	387,145

Non-current liabilities:
Long-term lease liabilities	25,566	10,118	1,421
Long-term loans from NetEase Group	913,000	932,149	130,938
Other non-current liabilities	18,189	20,878	2,933
Total non-current liabilities	956,755	963,145	135,292

Total liabilities	3,903,707	3,719,231	522,437

Shareholders' deficit:
Youdao's shareholders' deficit	(2,139,958)	(2,036,559)	(286,073)
Noncontrolling interests	50,646	52,634	7,393
Total shareholders' deficit	(2,089,312)	(1,983,925)	(278,680)

Total liabilities and shareholders’ deficit	1,814,395	1,735,306	243,757

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.1190 on the last trading day of September (September 30, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	767,859	657,838	643,086	90,334	2,129,617	1,903,338
Smart devices	315,305	126,821	245,780	34,525	663,225	563,099
Online marketing services	489,377	632,882	739,658	103,898	1,493,279	1,877,890
Total net revenues	1,572,541	1,417,541	1,628,524	228,757	4,286,121	4,344,327

Cost of revenues (2)	(783,085)	(808,181)	(940,661)	(132,134)	(2,178,383)	(2,432,877)
Gross profit	789,456	609,360	687,863	96,623	2,107,738	1,911,450

Operating expenses:
Sales and marketing expenses (2)	(519,620)	(401,826)	(487,713)	(68,508)	(1,490,771)	(1,247,180)
Research and development expenses (2)	(119,594)	(128,321)	(127,792)	(17,950)	(419,304)	(371,587)
General and administrative expenses (2)	(42,968)	(50,414)	(44,092)	(6,194)	(133,018)	(131,577)
Total operating expenses	(682,182)	(580,561)	(659,597)	(92,652)	(2,043,093)	(1,750,344)
Income from operations	107,274	28,799	28,266	3,971	64,645	161,106

Interest income	1,057	628	458	64	2,949	1,603
Interest expense	(15,112)	(16,566)	(15,383)	(2,161)	(56,262)	(48,053)
Others, net	(1,992)	(29,118)	(6,391)	(898)	(9)	(36,469)
Income/(Loss) before tax	91,227	(16,257)	6,950	976	11,323	78,187

Income tax expenses	(2,370)	(4,279)	(2,925)	(411)	(8,395)	(17,099)
Net income/(loss)	88,857	(20,536)	4,025	565	2,928	61,088
Net (income)/loss attributable to noncontrolling interests	(2,604)	2,773	(3,905)	(548)	(3,718)	(1,988)
Net income/(loss) attributable to ordinary shareholders of the Company	86,253	(17,763)	120	17	(790)	59,100

Basic net income/(loss) per ADS	0.74	(0.15)	-	-	(0.01)	0.50
Diluted net income/(loss) per ADS	0.74	(0.15)	-	-	(0.01)	0.49

Shares used in computing basic net income/(loss) per ADS	116,965,181	117,868,295	118,259,975	118,259,975	117,483,341	117,910,210
Shares used in computing diluted net income/(loss) per ADS	117,343,848	117,868,295	119,938,028	119,938,028	117,483,341	119,703,456

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.1190 on the last trading day of September (September 30, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	(171)	152	(342)	(48)	1,334	422
Sales and marketing expenses	(1,359)	840	915	129	114	2,483
Research and development expenses	1,868	2,898	3,790	532	6,310	9,040
General and administrative expenses	2,072	2,695	4,988	701	6,057	9,221

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	767,859	657,838	643,086	90,334	2,129,617	1,903,338
Smart devices	315,305	126,821	245,780	34,525	663,225	563,099
Online marketing services	489,377	632,882	739,658	103,898	1,493,279	1,877,890
Total net revenues	1,572,541	1,417,541	1,628,524	228,757	4,286,121	4,344,327

Cost of revenues
Learning services	290,877	264,734	266,841	37,483	813,118	773,686
Smart devices	180,390	74,135	122,179	17,162	418,724	287,165
Online marketing services	311,818	469,312	551,641	77,489	946,541	1,372,026
Total cost of revenues	783,085	808,181	940,661	132,134	2,178,383	2,432,877

Gross margin
Learning services	62.1%	59.8%	58.5%	58.5%	61.8%	59.4%
Smart devices	42.8%	41.5%	50.3%	50.3%	36.9%	49.0%
Online marketing services	36.3%	25.8%	25.4%	25.4%	36.6%	26.9%
Total gross margin	50.2%	43.0%	42.2%	42.2%	49.2%	44.0%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025
	RMB	RMB	RMB	USD	RMB	RMB

Net income/(loss) attributable to ordinary shareholders of the Company	86,253	(17,763)	120	17	(790)	59,100
Add: share-based compensation	2,410	6,585	9,351	1,314	13,815	21,166
impairment of long-term investments	-	25,730	-	-	-	25,730
Less: gain from fair value change of long-term investment	-	(1,765)	-	-	-	(1,765)
Less: GAAP to non-GAAP reconciling item for the income/(loss) attributable to noncontrolling interests	-	(272)	(284)	(40)	-	(853)
Non-GAAP net income attributable to ordinary shareholders of the Company	88,663	12,515	9,187	1,291	13,025	103,378

Non-GAAP basic net income per ADS	0.76	0.11	0.08	0.01	0.11	0.88
Non-GAAP diluted net income per ADS	0.76	0.10	0.08	0.01	0.11	0.86

Shares used in computing non-GAAP basic net income per ADS	116,965,181	117,868,295	118,259,975	118,259,975	117,483,341	117,910,210
Shares used in computing non-GAAP diluted net income per ADS	117,343,848	119,660,859	119,938,028	119,938,028	117,996,668	119,703,456